Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 5 DATED FEBRUARY 1, 2016
TO THE PROSPECTUS DATED OCTOBER 20, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated October 20, 2015, Supplement No. 2 dated November 23, 2015, which superseded and replaced all previous supplements to the prospectus, Supplement No. 3 dated December 4, 2015 and Supplement No. 4 dated January 5, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the engagement of an independent valuation firm to assist our board of directors in determining an estimated net asset value per share.
PROSPECTUS UPDATE
Engagement of Independent Valuation Firm
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Valuation Policies” beginning on page 140 of the prospectus.
We previously disclosed that, on or before August 15, 2016 (which is the deadline for filing our second periodic report with the SEC following March 18, 2016), the per share price for shares in our primary offering and our distribution reinvestment plan will be changed to equal an estimated net asset value of our company (NAV) divided by the number of shares of our common stock outstanding (per share NAV), plus, in the case of our primary offering, applicable commissions and fees. In light of an amendment to NASD Rule 2340 that will take effect on April 11, 2016, we engaged an independent valuation firm in order to commence the process for establishing an estimated per share NAV for our shares of common stock.
On February 1, 2016, pursuant to the prior approval of a valuation committee of our board of directors solely comprised of our independent directors, in accordance with the valuation policies previously adopted by our board of directors, we engaged Duff & Phelps, LLC (Duff & Phelps), an independent global valuation advisory and corporate finance consulting firm that specializes in providing real estate valuation services, to assist with determining the estimated per share NAV. The valuation will be based upon the estimated market value of our assets, less the estimated market value of our liabilities, divided by the total shares of our common stock outstanding, and will be performed in accordance with the valuation guidelines established by the Investment Program Association Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs. We expect our advisor and Duff & Phelps to complete the valuation process over the next few months and we currently anticipate that we will announce the estimated per share NAV of our common stock in early April 2016. The estimated per share NAV will ultimately be the decision of our board of directors. In connection with the determination of the estimated per share NAV of our common stock, our board of directors is expected to change the offering price per share of our common stock to equal the estimated per share NAV, plus applicable commissions and fees, which price may be higher or lower than the current offering price per share of our common stock. We currently expect to announce any such change to the offering price at the time we announce the estimated per share NAV.

CCPTV-SUP-5C